

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY –
WORK HISTORY DOCUMENTS



TIMOTHY SULLIVAN, MBA

34 Eden Road Rockport MA 01966 · (401) 578-1312

tsullivan@life-panel.com · LinkedIn Profile · Twitter

- Accomplished, innovative manager with a professional skill set that has been refined and successfully leveraged to advance marketing, service opportunities, product development, cost analysis, production, marketing, and sales initiatives ranging from a highly competitive light manufacturing segment transitioning into health wellness and insurance. Well-poised and strongly motivated to secure a position where business acumen and decisive leadership abilities could be integrated to execute strategic plans. Offering definitive strengths in materials procurement and vendor relationship management. Executes demonstrated abilities in consultative sales for long term brand development and awareness.

- Moving towards successful rebranding of professional profile to more of a multi faceted professional using analytical skills and consultative sales techniques to healthcare related services ranging from insurance, to wellness, to chronic disease management, addiction and mental health related services and telemedicine to best help clients navigate complex issues related to healthcare today and into the future.

- Experienced in creating startup ventures and new product ideas that solve problems and help people in a Social Enterprise space.

EXPERIENCE

FEBRUARY 2018 – PRESENT

FOUNDER, CONNECTOR LLC

Created startup that creates platforms primarily for streamlining the referral process for addiction treatment programs. Led the development of a simplified cutting edge mobile optimized site that creates a platform to web page to assist in getting people into treatment for all levels of addiction care as well as mental health services. Connector is also in the process of creating a membership site to allow people access to a social medial platform that supports recovery at many levels.

2009 – PRESENT

PRINCIPAL CONSULTANT, LIFE PANEL

Conceptualized, developed, and maintained Life-Panel.com web site. Business model for startup Life Panel was to be a resource for alternative and cutting edge health and healing advice and resources. Life Panel sought to create a new paradigm for wellness monitoring and advocacy.

Brokerage services include (current and past) relations with Workit Health, TriNet, Blue Cross & Blue Shield RI, United HealthCare, Simplicity Health Plans, Self Help Works, Abacus Health Solutions, HealthiestYou, Call A Doctor Plus, IM Health, TASC, Mindbody, Retrofit, and ConsejoSano. Affiliations include major medical insurance, voluntary benefits, partial self-financing health insurance options, HSA, HRA, virtual coaching services, health advocacy services, discount health services cards, and telemedicine/telehealth services. Criteria for inclusion in the Life Panel brokerage is that a solution needed to be either a major Medical Insurer or have a proven case studies demonstrating significant positive returns on investment

AUGUST 2016 – PRESENT

FREE AGENT, GIG ECONONY

Performed full and part time duties with a variety of positions and jobs as "Gigs" while helping with family responsibilities and closure of Impulse Packaging. Companies worked for include, Absorbent Specialties, Uber, Courtesy Kia, and Advanced Molecular Diagnostics

1987 – 2015

MANAGER, IMPULSE PACKAGING

Led key product development and business improvement initiatives to drive profitability for this independent manufacturer of high-end eyeglass cases, specialty jewelry packaging products, and fashion accessories. Scope of management responsibilities was diverse and encompassed all core operational functions, including strategic planning, product development, production planning, purchasing/procurement, sales, marketing, and human resources management for a well-established business entity staffed by up to 100 employees.

- Positioned the company competitively while meeting the challenges of offshore manufacturers by sharpening the focus on "American-made" production quality standards, best-in-class customer service, and innovative, market-driven product development.
- Managed business relationships and forged enduring alliances with vendors to ensure supply chain integrity and provided responsive key-account management throughout the sales/order-fulfillment cycle to solidify customer relationships and sustain recurring revenue streams. *continued*
- Conceived and implemented production plans for "SmarterCase," a personal digital assistant (PDA) protective case that was brought to market with a solid profit margin and competitive price point through strategic integration of existing tooling processes with newly designed, function-specific parts and manufacturing techniques.
  - Established a market presence for this innovative product by maintaining a high profile at industry trade shows and by identifying and capturing key accounts, including a government contract with the General Services Administration (GSA) that was maintained throughout the full evolution of the PDA market lifecycle.
- Provided fiscally responsible management of purchasing and procurement functions for all raw materials, in-process goods, and finished products.
- Cultivated relationships with domestic and international suppliers to drive production for a core line that required customized printing and interior designs as well as an array of exterior designs on more than 12 products with different production specifications and physical dimensions.
- Streamlined business operations to mitigate operational cost exposure by devising, refining, and implementing a highly efficient shipping-log system that included a monthly sales and invoice tracking utility.
- Spearheaded key product development initiatives to strengthen and diversify core lines, contain production costs, and capture increased market share.
- Enhanced the market appeal, quality, production turnaround time, and profit performance of an existing bracelet and earring packaging product by shifting business away from a costly supplier with longer delivery lead times, successfully sourcing quality raw materials at lower costs, and strategically exploiting in-house manufacturing capabilities.
- Engaged in strategic negotiations with international suppliers and brokers/freight forwarders to establish the packaging-material supply chain required to win and retain the business of a prominent local giftware retailer.
- Conducted cost-of-production and market analyses, defined competitive pricing structures, provided fiscally sound management of product-specific production budgets, and oversaw production processes throughout the complete manufacturing cycle to drive profitability during periods of normal and high production demand.
- Held sole responsibility for designing and maintaining the company's website and e-commerce technology platforms and for managing a Google AdWords account to heighten market exposure.

EDUCATION

MAY 2009

MASTERS BUSINESS ADMINISTRATION (MBA), UNIVERSITY OF RHODE ISLAND

MAY 1987

BACHELOR OF ARTS, COLBY COLLEGE

SKILLS

- Business Development
- Problem Solving
- Contract Management
- Forecasting and Production Planning

- Analytical thinking
- Sourcing / Purchasing
- Sales Management
- Account acquisition

PUBLICATIONS

Multiple LinkedIn original blog posts relative to Health and Wellness (2015-2016)

Frequent contributor of workplace wellness, health, and fitness articles appearing in local periodicals, including *The Rhode Island Small Business Journal, RI FIT Magazine, and Natural Awakenings Magazine*.

Sullivan, Timothy, K. (2011). *Assess…Redress…Success! Workplace wellness management in a changing world.* Rumford, RI